Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Holdings Reported

1. Name and Address of Reporting Person* McAleer, John N.		2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X_ Director                    ___ 10% Owner
_X_ Officer (give             _X_ Other (specify
                  title below)                     below)

Vice Chairman of the Board and Executive Vice President, Concept Development

(Last) (First) (Middle) 370 Knollwood Street, Suite 500		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year February 3, 2002
(Street) Winston-Salem, NC 27103				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	3/30/01	G	172	D
Common Stock	6/28/01	G	800	D
Common Stock	6/29/01	G	33	D
Common Stock	9/26/01	W	786,204	A
Common Stock	11/20/01	G	13,750	D
Common Stock	12/11/01	G	850	D		945,299	D
Common Stock	2/19/01	S	26,959	D	$67.00	818,272	I	(2)
Common Stock	9/28/01	W	4,000	A		4,000	I	(3)
Common Stock	9/28/01	W	4,000	A		4,000	I	(4)
Common Stock	9/28/01	W	4,000	A		4,000	I	(5)
Common Stock						2,132	I	(6)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$28.58	8/8/01	A	60,000		(7)	8/8/11	Common Stock	60,000		60,000	D

Explanation of Responses:

(1)  The reporting person is a member of a Section 13d group that owns more than 10% of the issuer's outstanding common stock.
(2)  Held by McAleer Investments Limited Partnership, a family limited partnership of which the reporting person is a general partner.
(3)  Held by Lauren E. McAleer, the reporting person's daughter.
(4)  Held by Jennifer A. McAleer, the reporting person's daughter.
(5)  Held by Alexander B. McAleer, the reporting person's son.
(6)  Held in a tax-qualified trust pursuant to the Krispy Kreme Profit-Sharing Stock Ownership Plan.
(7)  The option vests in four equal annual installments beginning on August 8, 2002.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/s/ John N. McAleer John N. McAleer **Signature of Reporting Person	02/22/02 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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